

November 10, 2020

Charles Robb
Chief Financial Officer and Secretary
CORCEPT THERAPEUTICS INC
149 Commonwealth Drive
Menlo Park, CA 94025

   Re: CORCEPT THERAPEUTICS INC
    Form 10-K for the fiscal year ended June 30, 2019
    Filed February 24, 2020
    Form 10-Q for the fiscal quarter ended September 30, 2020
    Filed November 3, 2020
    File No. 000-50679

Dear Mr. Robb:

  We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-Q filed November 3, 2020

Item 4. Controls and Procedures, page 20

1. We note your statement that your disclosure controls and procedures provide a reasonable level of assurance that the information required to be disclosed in your Quarterly Reports on Form 10-Q was communicated to management, so as to allow timely decisions regarding required disclosure. In future Form 10-Q filings please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, you may remove the reference to the level of assurance provided by your disclosure controls and procedures.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ibolya Ignat at (202) 551-3636 or Daniel Gordon at (202) 551-3486 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences